UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NORTHSTAR HEALTHCARE INCOME, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 4,022,988 shares of common stock, par value $0.01 per share (the “Shares”), in NorthStar Healthcare Income, Inc. (the “Corporation”), the subject company, at a purchase price equal to $0.87 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 26, 2024 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Any dividends paid after June 21, 2024, or such other date to which the Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

Tenders of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported approximately 37,101 holders of record holding a total of 185,712,103 shares of common stock outstanding as of March 21, 2024, according to the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The Purchaser and its affiliates currently own approximately 9,710,941 shares of common stock in the Corporation, or approximately 5.2% of the total outstanding shares of the Corporation’s common stock as of March 21, 2024. The 4,022,988 shares subject to the Offer constitute approximately 2.2% of the shares outstanding as of March 21, 2024. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $3,500,000 in aggregate purchase price, which the Purchaser intends to fund out of its available cash on hand.

The address of the Corporation’s principal executive offices is 16 East 34th Street, 18th Floor, New York, New York 10016, and its phone number is (929) 777-3135.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Summary Advertisement

(b) - (h)	Not applicable.

107	Calculation of Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2024

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer